# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C203
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 10 Habarzel Street, Building C, 10th Floor, TEL AVIV, Israel (L3), 6971010
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0001232258
Persons authorized to receive notices and communications: Jean-Marc LeSieur, Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, Cayman Islands (E9), KY1-1204, 1345 946 8002

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd. (CIK 0001232258): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 80,971,680; shared voting power 0; sole dispositive power 80,971,680; shared dispositive power 0; aggregate amount beneficially owned 80,971,680 (12.5% of the class)
  Comment: The amount of shares reported in rows 7, 9 and 11 reflect the number of Ordinary Shares (as defined herein) represented by the ADSs (as defined herein) that the Reporting Person owns or has the right to acquire within 60 days via exercise of Pre-Funded Warrants (as defined herein). Voting and investment power over the Ordinary Shares represented by the ADSs held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the Ordinary Shares represented by ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: 10 Habarzel Street, Building C, 10th Floor, TEL AVIV, Israel (L3), 6971010
Comment: The Reporting Person (defined in Item 2) owns American Depositary Shares ("ADSs") of the Issuer, as well as warrants to acquire ADSs. Each one ADS represents eighty (80) ordinary shares, no par value per share, of the Issuer ("Ordinary Shares"). The Ordinary Shares are registered under Section 12 of the Act, and the ADSs are not a deemed a separate class of securities for purposes of calculating beneficial ownership under Section 13(d) of the Act. Accordingly, the Reporting Person's beneficial ownership is reported in this Schedule 13D in terms of Ordinary Shares, not ADSs. However, the CUSIP provided in this statement is the CUSIP for the Issuer's ADSs, because there is no CUSIP number assigned to the Ordinary Shares.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person" or "HBM").
Residence or business address: The principal business address of HBM is Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands.
Present principal occupation or employment: HBM is an offshore venture capital investment entity that is engaged in the principal business of acquiring, holding, and disposing of interests in various emerging growth companies for investment purposes. Each of the executive officers and directors of HBM and their principal occupation is disclosed in Schedule A to this Schedule 13D.
Criminal convictions in the last five years: During the last five years, neither HBM nor, to the knowledge of HBM, any of the persons listed in Schedule A hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither HBM nor, to the knowledge of HBM, any of the persons listed in Schedule A hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HBM is an entity duly organized and existing under the laws of the Cayman Islands, British West Indies. The citizenship of each of the executive officers and directors of HBM is disclosed in Schedule A to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 25, 2024, Chemomab Therapeutics Ltd. (the "Issuer") entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain investors, including HBM (the "Purchasers"), pursuant to which the Issuer agreed to sell to certain investors ADSs, each representing twenty (20) Ordinary Shares at that time, at a purchase price of $1.235 per ADS; and (ii) in lieu of additional ADSs, pre-funded warrants (the "Pre-Funded Warrants") to purchase ADSs at a price per Pre-Funded Warrant of $1.235 (together, the "Private Placement"). The Pre-Funded Warrants have an exercise price of $0.0001 per ADS, were immediately exercisable, and remain exercisable until exercised in full. The exercise of the Pre-Funded Warrants was subject to a beneficial ownership limitation (the "Blocker") of 4.99% or 9.99%, at the holder's option, of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares underlying the ADSs issuable upon exercise of the Pre-Funded Warrants. A holder of Pre-Funded Warrants could increase its Blocker to 9.99% upon written notice to the Issuer, provided that any such increase in the Blocker would not be effective until the 61st day after such notice is delivered to the Issuer. The Pre-Funded Warrants could be modified or amended or the provisions waived only with the written consent of the Issuer and the holders of outstanding Pre-Funded Warrants entitling such holders to a majority of the Pre-Funded Warrant ADSs.

In connection with the Private Placement, HBM purchased 910,000 ADSs (equal to 18,200,000 Ordinary Shares) and Pre-Funded Warrants to purchase up to 3,138,583 ADSs (equal to 62,771,660 Ordinary Shares), at an aggregate purchase price of approximately $5 million. The source of funds used to acquire the ADSs and Pre-Funded Warrants was HBM's working capital. HBM elected a 4.99% Blocker for the Pre-Funded Warrants it acquired in connection with the Private Placement.

On August 26, 2025, the Issuer effected a 1-for-4 reverse stock split (the "Reverse Stock Split"). As a result of the Reverse Stock Split, the ratio of ADSs to underlying Ordinary Shares changed from one ADS representing twenty (20) Ordinary Shares to one ADS representing eighty (80) Ordinary Shares. Consequently, following the Reverse Stock Split, HBM owned 227,500 ADSs and Pre-Funded Warrants to purchase up to 784,646 ADSs, subject to the 4.99% Blocker.

The foregoing descriptions of the Purchase Agreement and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and Pre-Funded Warrants, a copy of each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Item 3 and Item 6 of this Schedule 13D are incorporated herein by reference.

On July 7, 2026, the Issuer, Scipher Medicine Corporation, a Delaware corporation ("Scipher"), Snowdrift Parent Corporation, a Delaware corporation ("Chemomab Parent"), Snowdrift Sub Corp., a Delaware corporation and a wholly owned subsidiary of Chemomab Parent (the "Merger Sub"), and Elderwood Ltd., an Israeli company and a wholly owned subsidiary of Chemomab Parent (the "Domestication Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, the parties will effect a series of transactions resulting in the Issuer redomiciling into the U.S. and Scipher becoming a wholly owned subsidiary of the Issuer following such domestication (the "Merger", and the time at which the Merger becomes effective, the "Effective Time").

The Merger is expected to be completed in the fourth calendar quarter of 2026, and if it is completed, the business of Scipher will combine with the business of the Issuer in Chemobab Parent (collectively, the "Combined Company"), and the parties expect the common stock of the Combined Company to be listed on the Nasdaq Capital Market under the ticker symbol "SCIP." Following the completion of the Merger, Chemomab Parent will change its name to "Scipher Medicine Corporation." Immediately following the closing of the Merger (the "Closing"), holders of the Issuer's Ordinary Shares represented by ADSs and vested options to acquire Ordinary Shares represented by ADSs will be entitled to receive contingent value rights ("CVRs"), providing the opportunity to receive additional value upon the achievement of certain specified milestones related to the Issuer's legacy asset, nebokitug, subject to the terms and conditions of the CVR agreement. Specifically, holders of the Issuer's ADSs will receive one CVR per Ordinary Share (including Ordinary Shares underlying ADSs) of a $10 million milestone payment upon approval by the U.S. Food and Drug Administration of nebokitug in treating rheumatoid arthritis, and a $40 million milestone payment if the Issuer's Primary Sclerosing Cholangitis program advances to a Phase III Clinical Trial (as defined in the CVR Agreement).

Concurrently with the execution of the Merger Agreement, HBM entered into a Shareholder Support Agreement (the "Shareholder Support Agreement") with Scipher, pursuant to which HBM agreed to vote all of its Ordinary Shares - including those represented by ADSs held directly by HBM, and those represented by ADSs that HBM has the right to acquire upon exercise of its Pre-Funded Warrants (collectively, "Covered Shares") - in favor of the Merger Agreement and the Contemplated Transactions (as defined in the Shareholder Support Agreement) and against any competing proposal. Additionally, HBM agreed not to transfer any of its Covered Shares, or beneficial ownership thereof or any other interest therein, during the term of the Shareholder Support Agreement. The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholder Support Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

In anticipation of the execution of the Merger Agreement and Shareholder Support Agreement, the Issuer requested a waiver of the 9.99% ceiling on the Blocker in the Pre-Funded Warrants held by HBM, to which HBM, as the sole holder of the Pre-Funded Warrants, consented on June 29, 2026.

Subsequent to the execution of the Merger Agreement, on July 8, 2026, HBM sent formal notice to the Issuer of its intent to increase the Blocker on the Pre-Funded Warrants from 4.99% to 19.99%, which increase shall be effective on September 7, 2026, the 61st day after notice was delivered to the Issuer, in accordance with the terms of the Pre-Funded Warrants. Accordingly, effective July 9, 2026, HBM has the right to acquire, within 60 days, all of the Ordinary Shares represented by ADSs underlying its Pre-Funded Warrants, and is therefore filing this Schedule 13D to report its more-than-5% beneficial ownership of the Ordinary Shares.

The Reporting Person intends to exercise its Pre-Funded Warrants, after they become exercisable in full on September 7, 2026, in order to effectuate its voting obligations under the Shareholder Support Agreement. The Reporting Person intends to exercise the Pre-Funded Warrants on a cashless basis, in order to provide for the tacking of the holding period for the Ordinary Shares under Rule 144 under the Securities Act of 1933, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, HBM may be deemed to beneficially own 80,971,680 Ordinary Shares, or approximately 12.5% of the Ordinary Shares outstanding. This amount consists of (i) 227,500 ADSs, representing 18,200,000 Ordinary Shares, held by HBM and (ii) 784,646 ADSs, representing 62,771,680 Ordinary Shares, that HBM has the right to acquire within 60 days upon the exercise of Pre-Funded Warrants held by HBM.

The beneficial ownership percentage reported herein is based on the sum of (i) 586,212,800 Ordinary Shares outstanding as of July 2, 2026, as reported in the Merger Agreement, and (ii) 62,771,680 Ordinary Shares that HBM has the right to acquire within 60 days upon the exercise of Pre-Funded Warrants, which Ordinary Shares are added to the total Ordinary Shares outstanding for purposes of calculating HBM's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: HBM has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the 80,971,680 Ordinary Shares that it may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Schedule 13D is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Private Placement, the Issuer entered into a registration rights agreement, dated July 25, 2024 (the "Registration Rights Agreement"), with the Purchasers requiring the Issuer to file a registration statement with respect to the resale of the securities sold in the Private Placement. The Issuer was required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable, but in no event later than 30 days following the closing of the Private Placement, and to use its commercial best efforts to have the registration statement declared effective as soon as reasonably practicable. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between HBM and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule A, dated as of July 16, 2026.

Exhibit 99.2 - Form of Purchase Agreement (incorporated by reference to Exhibit 99.3 to the Issuer's current report on Form 6-K filed with the SEC on July 25, 2024).

Exhibit 99.3 - Form of Pre-Funded Warrant (incorporated by reference to Exhibit 99.5 to the Issuer's current report on Form 6-K filed with the SEC on July 25, 2024).

Exhibit 99.4 - Shareholder Support Agreement, dated as of July 6, 2026.

Exhibit 99.5 - Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Issuer's current report on Form 6-K filed with the SEC on July 25, 2024).

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (07/16/2026)